Exhibit 99.1

Date: News Release: Ticker Symbols:	September 14, 2026 26-32 TSXV: MOON; NASDAQ: BMM

 Blue Moon, The Elmet Group, and EQ Resources Announce a US$150-$175 Million Investment into the Springer Tungsten Complex, Nevada, to Strengthen the U.S. Tungsten Supply Chain

TORONTO, Ontario, September 14, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; NASDAQ: BMM), along with The Elmet Group Co. (“Elmet” or “TEG”) (NASDAQ: ELMT), and EQ Resources Limited (“EQ”) (ASX: EQR) (together the “Parties” or “Party”), are pleased to announce signing a binding letter agreement dated September 11, 2026 regarding a series of strategic transactions intended to unlock the value of Blue Moon’s Springer Tungsten Complex (“Springer”), located in Imlay, Nevada.

Springer historically was one of the largest tungsten mines in the United States, and consisting of open pit and underground mines, a 1,200 Tpd mill and an Ammonium Paratungstate (“APT”) plant capable of potentially producing up to 4,000 Tpa (collectively, the “Springer Project”). The facility is permitted for construction and received approval of its bonding requirements from the State of Nevada to start construction and redevelopment of the mine on August 20, 2026.

The facility is largely on fee lands, and contains a historical mineral resource from General Electric and Utah International Inc. of 10.7 MT of 0.45% WO3 based on historical data and reports prepared by the prior operators in 1984, as well as access to water, electricity, natural gas and tailings capacity and is a few miles away from the Union Pacific rail-line and the I-80 highway. The Company has not completed the work necessary to have the historical mineral resource estimate verified by a QP. The Company is not treating the estimate as a current NI 43-101 defined resource and the historical resource estimate should not be relied upon. Further drilling this year and next year will be used to update the resource estimate, which will subsequently be reported in accordance with NI 43-101 standards. On September 3, 2026, Blue Moon acquired additional water rights and land to access the Union Pacific rail-line, with the potential to install a load-on/out facility.

Figure 1: The Springer Project

Blue Moon has previously indicated the Springer mine and mill are expected to be back in production in Q4-2027, and the APT plant is expected to be restarted 2H-2028, which will be potentially the first material tungsten concentrate production in North America and a significant new source of APT for the U.S. market.

The contemplated transactions include: i) the formation of a joint venture entity (the “JV Entity”) among the Parties to own and operate the APT Plant (the mine and mill will remain owned by Blue Moon), (ii) an equity investment by TEG into Blue Moon, (iii) TEG's receipt of board representation in both Blue Moon and the Springer Project JV Entity; (iv) a supply agreement for EQ and Blue Moon tungsten concentrate offtakes to the APT plant at market pricing, (v) a tungsten prepayment facility provided by TEG to Blue Moon to be repaid through a credit against sales of concentrate from Springer, and (vi) a site sharing agreement between Blue Moon and the JV Entity, covering the land, buildings, utilities, water, and services arrangements between the JV Entity and Blue Moon (collectively, the "Transactions").

Date: News Release: Ticker Symbols:	September 14, 2026 26-32 TSXV: MOON; NASDAQ: BMM

The Transactions contemplate a total investment from TEG of approximately US$150 million, split between, (i) investments in Blue Moon’s activities at the Springer Site (the "Blue Moon Investment"); and (ii) a contribution to the JV Entity (the "JV Investment" and, together with the Blue Moon Investment, the "Project Investment"). An additional US$25 million has been set aside by TEG and EQ for additional standby requirements if needed to place the APT plant back in production.  All Parties involved are arms-length.

Collectively, these Transactions are all part of the broader TEG Landmark Initiative with the U.S. Department of War (the “DoW”) to Secure America’s Tungsten Supply Chain. The DoW has been supportive in advancing the Transactions, including completing a NEPA review of Springer.

Earlier today, the DoW announced a US$450 million investment into TEG, of which US$150 million has been designated as use of proceeds for the Transactions. This Transaction is intended to solidify the U.S. tungsten supply chain for primary supply to aerospace and defense contractors plus support for critical U.S. industrial segments such as Semiconductor, Energy, Medical and Industrial.

In relation to this Transaction, The Elmet Group has established Elmet Refining & Trading (ERT) as a new division.

Christian Kargl-Simard, CEO and Director of Blue Moon states, “This is a great day for the U.S. with regards to providing a major boost to the U.S. tungsten supply chain. We are very appreciative of the commitment of all stakeholders to advance Springer as a team. This Transaction, along with our previously announced acquisition of 33 western U.S. based tungsten and antimony projects, and our Apex germanium and gallium mine in Utah, should position Blue Moon as an important name in the domestic industrial metal supply chain.”

Peter V. Anania, Chairman and CEO of The Elmet Group states, “We believe this investment represents a significant step forward in rebuilding a secure, integrated U.S. tungsten supply chain - from domestic mineral production and processing through the advanced manufacturing capabilities required by critical U.S. industries and defense applications. By working in collaboration with Blue Moon and EQ at Springer, we hope to bring together critical resources, processing expertise, and downstream manufacturing capabilities to create a more resilient source of tungsten materials for the United States and its allies. The Elmet Group is proud to help establish and advance the infrastructure necessary to reduce our reliance on foreign sources of tungsten while strengthening American manufacturing and national security.”

Craig Bradshaw, Managing Director of EQ Resources states, “This transaction is transformational for EQR. It delivers a 10% interest in what will be a significant new APT facility in North America, an eight-year offtake agreement for 4,000 tonnes of contained WO₃ from our mines, and a leading role in the engineering and project delivery of the APT plant, all while validating the ore-sorting technology we have developed across our operations. Partnering with Blue Moon and The Elmet Group, with the sponsorship of the U.S. Department of War, cements EQR's position as a important supplier of this critical mineral and opens a strategic new market for our Australian and Spanish production.”

Project Investment Details

a)

Tungsten Prepayment Facility (US$50 million). As part of the Blue Moon Investment, TEG shall provide Blue Moon and its U.S. affiliates (the “BM Group”) with a prepayment facility in the aggregate principal amount of US$50 million (the "Tungsten Prepayment Facility"), to be funded in two tranches as follows:

	i.	Tranche 1: The first tranche, in the amount of US$25 million ("Tranche 1"), shall be funded at the closing of the Tungsten Prepayment Facility, which is expected within forty-five (45) days of today.
	ii.	Tranche 2: The second tranche, in the amount of US$25 million ("Tranche 2"), shall be funded upon completion of agreed milestones to be set forth in the definitive agreements, aligned with Blue Moon's readiness covenants relating to the mine, mill/concentrate plant, and flotation circuit, and, if test work is favorable, ore sorting progress. Tranche 2 shall be funded only upon satisfactory completion of the construction milestones applicable to Tranche 1, as mutually determined by the Parties acting reasonably.

Date: News Release: Ticker Symbols:	September 14, 2026 26-32 TSXV: MOON; NASDAQ: BMM

Repayment: The Tungsten Prepayment Facility shall be repaid through a twenty-five percent (25%) credit against sales of Springer Concentrate.

b)

TEG Warrants. In connection with the Tungsten Prepayment Facility, TEG shall, pursuant to exemptions from registration, qualification and/or prospectus requirements under applicable securities laws, grant Blue Moon warrants to acquire common shares of TEG with an aggregate exercise price of US$25 million (the "TEG Warrants"), to be issued on the fifth (5th) business day following today. The TEG Warrants shall have a strike price equal to the greater of: (i) the five (5)-day volume-weighted average price (the "VWAP") of TEG's shares ending on the fifth business day following today, or (ii) the Nasdaq minimum price under Nasdaq Rule 5635. The TEG Warrants shall have a term of three (3) years from the date of issuance and shall not be exercisable during the six (6)-month period following issuance.

c)

Equity Subscription. TEG shall subscribe for and purchase US$25 million of new equity in Blue Moon, pursuant to exemptions from registration, qualification and/or prospectus requirements under applicable securities laws, within forty-five (45) days of the Announcement Date (the "Equity Subscription"), consisting of 3,500,000 units of Blue Moon (each, a "Unit") at a price of C$10.00 per Unit or a 31.8% premium to the closing price of Blue Moon on September 11. Each Unit shall be made up of one (1) common share of Blue Moon (each a "Unit Share") and one (1) common share purchase warrant (each, a "Warrant"). Each Warrant shall entitle the holder thereof to purchase one (1) additional common share of Blue Moon (each, a "Warrant Share"). Subject to the approval of the TSXV, the exercise price of each Warrant Share shall be C$10.80. The Warrants shall be exercisable for a period of three (3) years following the closing of the Equity Subscription.

d)

JV Investment. US$75 million capital injection into the APT plant by TEG. Equity ownership interests in the JV Entity shall be allocated as follows post investment: TEG – 70%, Blue Moon – 20% and EQ – 10%. TEG will operate the APT plant. Blue Moon's initial capital contribution to the JV Entity shall consist of the APT Plant and associated infrastructure along with its off-take commitment as outlined below.

Proceeds of the Blue Moon Investment shall be limited to use solely in connection with the Springer Project, with all mine and mill proceeds earmarked for tungsten development purposes only.

Completion of the Transactions described herein is subject to receipt of, among other things, acceptable due diligence results for any non-equity deal components; all requisite approvals of the TSXV and other regulatory authorities; and approval, execution and delivery of the required definitive agreements. Within 45 days, TEG is expected to close on a US$50 million investment in the BM Group as defined below, half of which is the Equity Subscription and half of which is the Tranche 1 investment.

Blue Moon and TEG shall enter into a mutually agreed investor rights agreement (the "Investor Rights Agreement") providing TEG with customary pro-rata equity participation rights in future Blue Moon financings and a board seat upon completion of the Equity Financing.

JV Investment and Off-take Mechanics

Under the currently contemplated terms of the Transaction, BM Group shall maintain complete ownership and operation of the mine and mill at the Springer Project, including holding all permits to operate at the site. The BM Group shall retain ownership of certain ancillary assets on behalf of the JV Entity, including but not limited to utilities interconnections, water rights, and tailings facilities. A site master plan will be entered into by the JV entity, covering aspects such as real estate and access, concentrate receiving, production and shipping, development of solar and natural gas power facilities and other expansions, laboratory, utilities, and waste/tailings with a capital recovery costs and site wide water rights.

Date: News Release: Ticker Symbols:	September 14, 2026 26-32 TSXV: MOON; NASDAQ: BMM

APT production is anticipated to be phased as follows on the Springer site:

1.	Phase 1 APT (“Phase 1 APT”) shall target 4,000 tons of APT production capacity per year including infrastructure for blue tungsten oxide ("BTO") capacity and an additional leaching line.
2.

Subsequent phased expansions of the APT Plant’s production capacity shall be driven by demand and the need to support Blue Moon’s mine concentrate production, EQ’s current and new mines concentrate production and other new mines (including EQ's mines), funded pro-rata among the Parties after Phase 1 APT is completed (assuming less than US$100 million capital cost).

Sourcing of concentrate for the APT plant, and off-takes, are expected to be as follows:

a)

TEG Years 1-5: The JV Entity will allocate up to 75% of input volume to Springer Project production annually. If Blue Moon lacks sufficient production to fill this threshold, TEG may source material from other offtake agreements to which it is a party (entered into at the request of, and with support from, DoW).

b)

EQ Years 1-5: Subject to a cap of 1,000 tons of production capacity per year, the JV Entity will allocate 25% of input volume to EQ concentrate annually. If EQ production is insufficient to provide 25% of the APT Plant input capacity annualized or if EQ does not take its allocation annually, any unused volume shall be available to tungsten concentrates produced from the Springer Mine (“Springer Concentrate”) and/or the third-party sourcing described in (a) above.

c)	After Year 5: Blue Moon shall be granted a proportional “most-favored-nation” right to the APT Plant capacity for 90% of the capacity, with EQ having 10%.
d)	Blue Moon Offtake: The JV Entity will enter into an agreement for the right to 100% offtake of Springer Concentrate, so long as the JV Entity has the capacity to process 100% of the Springer Concentrate. Any excess Springer Concentrate will be placed by the JV Entity by best possible process.
e)	EQ Offtake: The JV Entity and EQ shall enter into an off-take agreement for 4,000 tonnes of WO3 contained in EQ concentrate over an eight (8) year period commencing upon APT Plant commissioning (the “EQ Offtake Agreement”).

Blue Moon shall sell the Springer Concentrate to the JV Entity at the same pricing terms that EQ receives for its offtake into the APT Plant pursuant to the EQ Offtake Agreement. Until commercial production is achieved at the APT Plant, the JV Entity shall sell the Springer Concentrate into the open market, with best efforts by all Parties to place volumes into the market to mutually agreed upon facilities at the best possible price.

Separately, EQ is completing preliminary ore sorting work at the Springer mill using its proprietary technology. Initial results have been positive, with further test work recommended. Pending the outcome of the additional test work, it is the intention of all Parties to install ore sorting at the Springer mill.

Other aspects of the JV Entity include supermajority rights on certain decisions standard for joint venture arrangements, operatorship requirements, cross-party security, step-in rights and remedies, standard dispute mechanisms and ordinary representation and warranties for such a transaction. Blue Moon also has certain minimum delivery requirements into the APT plant, which if they cannot be cured, could mean cancellation of the Blue Moon Offtake.

The Parties have third-party legal representation for Blue Moon at Bennett Jones LLP, TEG at Ellenoff Grossman & Schole LLP, and EQ at Sidley Austin LLP.

Qualified Persons

The technical and scientific information of this news release has been reviewed and approved by Mr. Reza Ehsani, P.Eng., a Blue Moon Officer as SVP Projects, and a non-Independent Qualified Person, as defined by NI 43-101.

Date: News Release: Ticker Symbols:	September 14, 2026 26-32 TSXV: MOON; NASDAQ: BMM

About Blue Moon

Blue Moon is advancing 5 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States and the Apex germanium-gallium-copper project in the United States. All 5 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU list of metals critical to the global economy and national security and germanium and gallium are also on the USGS list of critical metals. Major shareholders include Teck Resources Limited, funds managed by Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

About The Elmet Group

The Elmet Group is a U.S.-based provider of precision-engineered components and advanced high-energy systems for the Aerospace, Defense and Government, Industrial, Medical, Semiconductor and Electronics, and Energy industries. TEG operates through three segments, Critical Materials Components (CMC), Engineered Microwave Products (EMP), and Elmet Refining & Trading (ERT), leveraging materials science and precision engineering expertise to deliver high-performance solutions. The Elmet Group is dedicated to strengthening domestic manufacturing capabilities to support the U.S. and its allies’ needs in both critical materials and advanced high-power microwave systems.

About EQ Resources

EQ Resources Limited is a leading global tungsten mining company dedicated to sustainable mining and processing practices. EQ is listed on the Australian Securities Exchange, with a focus on expanding its world-class tungsten assets at Mt Carbine in North Queensland (Australia) and at Barruecopardo in the Salamanca Province (Spain). EQ leverages advanced minerals processing technology and unexploited resources across multiple jurisdictions, with the aim of being a globally leading supplier of the critical mineral, tungsten. EQ aims to create shareholder value through the exploration and development of its current project portfolio whilst continuing to evaluate corporate and exploration opportunities within the new economy and critical minerals sector globally.

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230-3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Date: News Release: Ticker Symbols:	September 14, 2026 26-32 TSXV: MOON; NASDAQ: BMM

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively "forward-looking information") within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions.

Without limiting the generality of the foregoing, this news release contains forward-looking information pertaining to the following: the completion of the Transactions, the expected benefits and synergies from the Transactions; and other matters ancillary or incidental to the foregoing.

A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company's current objectives, strategies and intentions to change. These risks and uncertainties include but are not limited to: the inability of Blue Moon to complete and integrate the Transaction; risks associated with the integration of Springer project operations; risks associated with mining operations in Nevada; regulatory and permitting risks at the state and federal level including with respect to the development of Springer; and management’s ability to anticipate and manage the factors and risks referred to herein. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The forward-looking information is based on certain key expectations and assumptions made by Blue Moon’s management, including but not limited to: expectations concerning prevailing commodity prices; the ability to obtain, renew and extend permits as required; estimates of reserves and resources at Springer; potential volumes of production tied to Springer; availability of utilities; and the execution at Springer.

Any forward-looking information contained in this news release represents management's current expectations and is based on information currently available to management and is subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company's future results or plans.

The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. Except as required by applicable securities laws, the Company is under no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.